Exhibit 99.15

CONSENT OF P. GODIN

I hereby consent to the use of my name in connection with the following documents and reports, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of IAMGOLD Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	The technical report dated September 2005, entitled “Cambior – Rapport Technique – Projet Camp Caiman – Norme Canadienne 43-101” (the “Camp Caiman Report”); and

2.
The annual information form of the Company dated March 28, 2008, which includes reference to my name in connection with the Camp Caiman Report dated September 2005 and the properties described therein.

Date: March 31, 2008

/s/ Patrick Godin
Name: Patrick Godin, P. Eng.